UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

 Incorporation by Reference

Exhibit 99.1 (Sandstorm Gold Royalties Renews Credit Facility, Amends Mercedes Stream, Provides Corporate And Development Asset Updates) and Exhibit 99.2 (Consent of Keith Laskowski) to this report on Form 6-K are deemed to be filed and incorporated by reference into this report and are hereby incorporated by reference into and as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-267554), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Sandstorm Gold Royalties Renews Credit Facility, Amends Mercedes Stream, Provides Corporate And Development Asset Updates
99.2	Consent of Keith Laskowski

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: September 28, 2023	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer